SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 6)

                          Kollmorgen Corporation
       ____________________________________________________________
                             (Name of Issuer)

                  Common Stock, Par Value $2.50 Per Share
          (Including Shares Issuable Upon Conversion of Series D
          Convertible Preferred Stock, Par Value $1.00 Per Share)
       ____________________________________________________________
                      (Title of Class and Securities)

                                 500440102
        ___________________________________________________________
                   (CUSIP Number of Class of Securities)

                               John F. Keane
                         Tinicum Enterprises, Inc.
                            990 Stewart Avenue
                       Garden City, New York  11530
                              (516) 222-2874
       _____________________________________________________________
         (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)

                                 Copy to:

                           Paul T. Schnell, Esq.
                   Skadden, Arps, Slate, Meagher & Flom
                             919 Third Avenue
                         New York, New York  10022
                              (212) 735-3000

                             February 15, 1996
       ____________________________________________________________
                       (Date of Event which Requires
                         Filing of this Statement)

        If the filing person has previously filed a statement on
        Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ( )

        Check the following box if a fee is being paid with this
        Statement:  ( )


                  This Statement constitutes Amendment No. 6 to the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Tinicum Enterprises, Inc., a Delaware corporation ("Enterprises"), RUTCO Incorporated, a Delaware corporation ("RUTCO"), Mr. James H. Kasschau ("Mr. Kasschau"), Mr. Putnam L. Crafts, Jr. ("Mr. Crafts"), RIT Capital Partners plc, a United Kingdom corporation ("RIT"), J. Rothschild Holdings plc, a United Kingdom corporation ("JRH"), and J. Rothschild Capital Management Limited, a United Kingdom corporation ("JRCML"), in connection with their beneficial ownership of shares of common stock, par value $2.50 per share ("Common Stock"), of Kollmorgen Corporation, a New York corporation (the "Issuer"). This Amendment No. 6 is being filed by Tinicum Investors, a Delaware general partnership ("TI"), Mr. Kasschau, Mr. Crafts, RIT, JRCML and St James's Place Capital plc, a United Kingdom corporation ("SJPC").

                  Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed to them in the
        Schedule 13D.

        ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.

                  Item 5(a) is hereby amended and supplemented by adding the following:

                  The Purchasers have determined not to convert their outstanding shares of Preferred Stock prior to the Issuer's redemption thereof. Accordingly, it is expected that on February 19, 1996 all outstanding shares of Preferred Stock will be redeemed at a redemption price of $1,100 per share in cash plus an amount per share equal to all accrued and unpaid dividends thereon, whether or not earned or declared, to the date of redemption.


                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:  February 15, 1996

        TINICUM INVESTORS

        By:  /s/ Eric M. Ruttenberg
             Eric M. Ruttenberg
             Managing Partner


                                 SIGNATURE

                  After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:  February 15, 1996

        By:  /s/ James H. Kasschau
             James H. Kasschau


                                 SIGNATURE

                  After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:  February 15, 1996

        By:  /s/ Putnam L. Crafts, Jr.
             Putnam L. Crafts, Jr.


                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:  February 15, 1996

        RIT CAPITAL PARTNERS plc

        By:  /s/ Paul R. Griffiths
             Paul R. Griffiths
             Authorized Signatory


                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:  February 15, 1996

        J. ROTHSCHILD CAPITAL MANAGEMENT LIMITED

        By:  /s/ Paul R. Griffiths
             Paul R. Griffiths
             Director


                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:  February 15, 1996

        ST. JAMES'S PLACE CAPITAL plc

        By:  /s/ S. R. Sanders
             S. R. Sanders
             Company Secretary